

British (b. 1969)

Cecily Brown

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78% Progress





Artist Appreciation Frequency

When a work by Cecily Brown is bought and resold at auction, it has appreciated in value 94% of the time.

1.7x	2.2x	1.0x	3.8x	1.4x	2.9x	1.5x	4.5x
6.0x	1.8x	5.6x	10.2x	1.0x	2.3x	2.2x	6.9x
4.3x	1.1x	5.7x	9.2x	5.6x	7.1x	9.6x	17.2x

High Sharp

Cecily Brown
compared to

Ceci

S&P

Bon

Gold

Fundamentals

5 Past Exits: Masterworks has exited 5 other Brown offerings, more than any artist on the platform. Previous returns include 15%, 27%, and 35% annualized net returns. Past performance not indicative of future returns.

Top Female Contemporary Artist: Cecily Brown is the top selling contemporary female artist at auction in. (Artists born between 1945 and 1974.) Last year she sold nearly $20M at auction, while setting her new 10th highest price.

Record-Setting Style: Featuring important qualitative differences, four out of her top five auction records for paintings that measure under 50 by 50 inches are painted in this tighter, more abstract style.

Desirable Example: This is a prime domestic-scale diptych in Cecily Brown's iconic expressive, abstract painting style. Diptychs are a recurring format in Brown's practice and have commercial appeal.

Documented Appreciation: Brown's works have historically appreciated 94% of the time they've returned to auction. 36 repeat sales, across three decades of auction history ('00-'24).

Attractive Risk-Adjusted Appreciation: Brown's Sharpe Ratio is 1.26 ('00-'24), while the S&P is .41, Bonds are .44, and Real Estate is .30 over the same time period.

Global Museum Reach: Cecily Brown just opened a retrospective at the Barnes Foundation in Philadelphia. Over the past few years, she's also shown at the Met and LACMA, as well in museums across Europe.

Big Name Collectors: Brown's work is not only in the collections of major museums like the Met, the MoMA, and the Guggenheim. She's also been collected by celebrities including Kendall Jenner, Elton John, and Alicia Keyes and Swizz Beatz of the Dean Collection.

Previous exits and works featuring record-setting style not included set of similar sales to Live Offering.

Sharpe Ratio figures for illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations.

The Artist

Cecily Brown (b. 1969, Britain) is considered to be one of the most important contemporary artists living today. Not long after settling in New York, Brown's distinctive, sensual oil canvases garnered attention. Brown is signed with Gagosian Gallery, the mega-dealer who has represented some of the most important names in contemporary art, including Jean-Michel Basquiat, Cy Twombly, and Richard Serra.

Established

Artist Risk Classification



Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is **Established** based on scoring in Masterworks internal Artist Market Rating Profiles.

Important Collectors and Museums

Alicia Keys & Swizz Beatz	Musicians
British Museum	London, England
Elton John	Musician
Guggenheim Museum	New York, NY
Jason Swartz	Entrepreneur
Metropolitan Museum of Art	New York, NY
Museum of Contemporary Art	Los Angeles, CA
Museum of Modern Art	New York, NY
National Gallery of Art	Washington D.C.
Tate Modern	London, England
UBS Art Collection	New York, NY
Whitney Museum of American Art	New York, NY

Financials

Price Appreciation of Similar Works

13.7%



$2.5m
$2m
$1.5m
$1m
$500k
$0
2006
2009
2012
2015
2018
2021
2024

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Things Could Be Different, But They're Not	2007	13 × 34 in	3/28/2025	$1,178,000
The Fox and Geese	2011	25 × 22 in	5/16/2024	$1,020,600
Running Scared (2010)	2010	31 × 23 in	3/8/2023	$2,601,000
Untitled (2007-2008)	2007	25 × 22 in	11/17/2022	$1,740,000
Beautiful Not Realistic (2008)	2008	31 × 43 in	10/13/2022	$1,659,421
Girder and Joist	2009	22 × 25 in	3/10/2022	$1,083,600
The Fox And Geese	2011	25 × 22 in	10/9/2021	$615,717
Girl Eating Turtle Dove	2011	31 × 46 in	2/12/2020	$803,084
The Crab and Lizard	2012	31 × 23 in	10/2/2019	$597,923
Yet to be titled	2008	31 × 43 in	3/13/2019	$1,049,684
The Park in the Dark	2012	23 × 31 in	2/27/2019	$591,000
Untitled	2012	23 × 31 in	11/15/2018	$612,500

SHOW LESS

CECILY BROWN

b. 1969, GREAT BRITAIN



$1,178,000
INITIAL OFFERING

13.7%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

19.7%
ANNUAL GROWTH OF RECORD PRICE[4]

▲1.26
SHARPE RATIO[3]

18.0%
MEDIAN REPEAT SALE PAIR APPRECIATION[5]

Oil on canvas | 14 × 34 in.

Cecily Brown is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint.

The Artwork is a prime domestic-scale diptych in Cecily Brown's iconic expressive, abstract painting style. Cecily Brown is greatly inspired by Old Master paintings, especially the Wimmelbilder ("Busy Pictures") of Pieter Bruegel the Elder. This is particularly visible in the Artwork's frenzied, fleshy composition and heavy use of brown in her palette, which builds intrigue across the surface of the canvas. Cecily Brown pulls the title of the Artwork from a line in the band Of Montreal's 11 minute song, "The Past is a Grotesque Animal." The upbeat, psychedelic pop song explores themes of lust, loss, and the tragic hero character. Brown echoes the rhythm and themes of the song in her energetic, fragmented brushstrokes, which inspire deep contemplation. The diptych format follows a longstanding tradition in oil painting introduced in the Middle Ages. Diptychs are a recurring format in the artist's practice and have commercial appeal. The Artwork is from an important decade in Cecily Brown's career, when her work shifted from erotic figurative imagery to more abstract compositions with increasingly fragmented allusions to figuration. The Artwork is a small-scale, horizontal diptych in a contrasting palette of black, gray, brown, blue, pink, orange. The diversity of quick yet intentional, densely applied brushstrokes builds layers of fragmented imagery, which come together in a deeply textured, abstract composition. Four out of her top five auction records for paintings that measure under 50 by 50 inches are painted in this tighter, more abstract style. Auction records for artworks similar in scale, style, and period are led by by Running Scared (2010), which sold for $2,601,000 at Sotheby's New York on March 9, 2023, followed by Untitled (2007-2008), which sold for $1,740,000 at Christie's New York on November 18, 2022, and Beautiful Not Realistic (2008), which sold for $1,659,421 (£1,487,000) at Sotheby's London on October 14, 2022. Cecily Brown and Gagosian Gallery donated the artwork to a benefit auction supporting the opening of the New Museum hosted by Phillips New York, where it sold for $210,000, nearly double its high estimate of $120,000, on November 15, 2007.

Cecily Brown is represented by Paula Cooper Gallery

THE ARTIST'S AUCTION RECORDS ARE LED BY SUDDENLY LAST SUMMER (1999), WHICH SOLD FOR $6,776,200 AT SOTHEBY'S NEW YORK ON MAY 16, 2018, FREE GAMES FOR MAY (2015), WHICH SOLD FOR $6,711,450 AT SOTHEBY'S NEW YORK ON MAY 16, 2023, AND SPREE (1999), WHICH SOLD FOR $6,583,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021.

and Thomas Dane Gallery. She has been the subject of numerous major solo exhibitions at major institutions, including the Metropolitan Museum of Art in New York, the Dallas Museum of Art, Blenheim Palace in Oxfordshire, England, the Louisiana Museum in Denmark, the Museum of Fine Arts in Boston, and the Hirshhorn Museum and Sculpture Center in Washington, D.C. Her work is also represented worldwide in the permanent collections of important cultural institutions, including the Solomon R. Guggenheim Museum, the Whitney Museum of American Art in New York, the Brooklyn Museum in New York, the Louisiana Museum in Denmark, the National Gallery of Norway in Oslo, the Tate in London, Glenstone Museum in Potomac, and the Foundation Louis Vuitton in Paris. Since 2017, Brown's secondary market has steadily increased with added traction from her Metropolitan Museum of Art exhibition, which led her to be Artprice's top-selling contemporary artist in 2023. Her market continues to show strength as the all-time top-selling female artist born after 1945 based on auction sales, inclusive of buyers premium. The artist's auction records are led by Suddenly Last Summer (1999), which sold for $6,776,200 at Sotheby's New York on May 16, 2018, Free Games for May (2015), which sold for $6,711,450 at Sotheby's New York on May 16, 2023, and Spree (1999), which sold for $6,583,500 at Sotheby's New York on November 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]


2601000
1740000
1659421
1049028
1083600
1020600
802301
612500
591000
596094
615717
348685
252000
141590
160137
248443
254500
269000
1/1/2008
1/1/2010
1/1/2012
1/1/2014
1/1/2016
1/1/2018
1/1/2020
1/1/2022
1/1/2024
Implied Historical Growth

Cecily Brown (b. 1969, United Kingdom) is one of the most celebrated living British painters and is best known for combining abstraction and figuration with frenzied and vibrant applications of paint. In 1993, Brown received her BFA from the Slade School of Art in London, during which she studied abroad at the New York Studio School. A year after graduating, she returned to New York and distanced herself from the Young British Artists, London's dominant artistic movement focused on unconventional materials and concept driven work. In New York, Brown continued her exploration of the materiality and eroticism of oil paint, drawing inspiration from Analytic Cubism, Abstract Expressionism, and old-master paintings as well as contemporary pornography and female sexuality. Her early works incorporated cartoonish figuration into humorous and sensual expressionistic paintings; however, she predominantly abandoned figuration in the 1990s to develop her dynamic gestural brushstrokes. Brown's abstract compositions quickly garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, her first major solo exhibition, Spectacle, served as the inaugural exhibition of Deitch Projects. Two years later, the artist signed with global mega-dealer Gagosian Gallery, and in 2015, she changed her representation to Thomas Dane Gallery in London and Paula Cooper Gallery in New York. In 2023, the Metropolitan Museum of Art mounted the artist's first major museum survey in New York titled Cecily Brown: Death and the Maid. Brown continues to live and work in New York.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Cecily Brown with the following criteria: Works on canvas created between 2000 and 2012, that measure between 10 inches and 32 inches in height and 20 inches by 50 inches in width. The set excludes Stop ignoring Me Sorrel (2010), Peasouper (2004) and Untitled (2006), for quality. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. The risk-adjusted appreciation, otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the artist’s market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Cecily Brown has a risk-adjusted appreciation of 1.26. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Artworks by Cecily Brown have a record price compound annual growth rate (“CAGR”) of 19.7% from November 13, 2000 to December 31, 2024. This calculation is based on (i) a record price of $75,000 on November 13, 2000, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,800,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist’s market over time. The median repeat sale pair appreciation for Cecily Brown is 18.0%, which is based on 36 repeat sales during the time period beginning on the first purchase price date for the artist’s earliest repeat sales pair, which in the case of Cecily Brown was November 14, 2000 and ending on the last date a repeat sale occurred for such artist, which in the case of Cecily Brown was October 9, 2024. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

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